UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Table of Contents

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 29, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Years ended December 29, 2012 and 2011	3
Notes to Financial Statements	4
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 29, 2012	12

EXHIBITS
Exhibit 23 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 29, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 29, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
June 26, 2013

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 29, 2012 and 2011

	2012	2011
Assets:
Cash	$24,619	$89,670
Investments	16,236,965	14,915,762
Notes receivable from participants	908,052	1,194,952
Total assets	17,169,636	16,200,384
Liabilities:
Accrued administrative expenses	24,450	-
Net assets available for benefits at fair value	17,145,186	16,200,384
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(93,245)
Net assets available for benefits	$17,145,186	$16,107,139

See accompanying notes to financial statements

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 29, 2012 and 2011
	2012	2011
Additions:
Investment income:
Interest and dividends	$302,172	$126,509
Net appreciation (depreciation) in fair value of investments:
Mutual funds	1,031,167	(353,308)
Covenant Transportation Group, Inc. common stock	1,046,567	(2,084,600)
Net investment income (loss)	2,379,906	(2,311,399)

Interest on notes receivable from participants	41,156	55,743
Contributions from participants	1,734,652	1,780,980
Rollovers from participants	342,172	11,000
Total additions (reductions)	4,497,886	(463,676)
Deductions:
Participants’ benefits	3,181,687	2,808,591
Administrative fees	278,152	25,121
Total deductions	3,459,839	2,833,712

Net increase (decrease) in net assets available for benefits	1,038,047	(3,297,388)

Net assets available for benefits at beginning of year	16,107,139	19,404,527

Net assets available for benefits at end of year	$17,145,186	$16,107,139

See accompanying notes to financial statements

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements:

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments and Investment Income

Investments in money market funds, mutual funds, and common stock are stated at fair value based on quoted market prices or as determined by Diversified Investment Advisors (the “Trustee”).  Investments in the Stable Pooled Fund (a common collective trust) are based upon the current value and net investment gain or loss relating to the units as determined by the Trustee.  The common collective trust primarily invests in the Wells Fargo Stable Return Fund.  Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)	Fair Value of Financial Instruments

Investments in securities are stated at fair value.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(d)	Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Until April 2012 the Plan invested in investment contracts through a common collective trust.  The 2011 statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to investment contracts.  The 2011 statement of changes in net assets available for benefits is prepared on a contract value basis.

(e)	Receivables

The Plan records participant loans as notes receivable from participants.  They are valued at the unpaid principal balance plus accrued interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

(f)	Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 29, 2012, and the issuance of the report for possible recognition or disclosure in the financial statements.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transportation Group, Inc. and certain subsidiaries (collectively, the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.  Eligible employees are automatically enrolled into the Plan at a deferral rate of 2% unless the employee opts out.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(b)	Contributions

Contributions to the Plan may be made by both participants and the Company. Participants may contribute up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c) (3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution Plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).  The Company made no matching contributions during the 2012 and 2011 Plan years.

(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of income and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.  As of December 29, 2012 there are various mutual fund options and the Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund (“Unitized CVTI Fund”) option.

The Unitized CVTI Fund invests principally in the common stock of Covenant Transportation Group, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Unitized CVTI Fund holds three percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Unitized CVTI Fund to any of the various fund alternatives at any time.  Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(d)	Notes Receivable From Participants

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan.  Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the plan administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service.

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied first, to restore participants' accounts when a participant is rehired after a break in service, as defined in the Plan document, then to reduce subsequent Company contributions to the Plan, and finally, any remaining amounts are used to pay Plan expenses.  Participants forfeited $93,670 and $24,958 in 2012 and 2011, respectively.  Forfeitures of $24,619 and $89,670 were unallocated at December 29, 2012 and 2011, respectively.

(i)	Administrative Expenses

The administrative expenses of the Plan are paid primarily by both the Plan and the Company.  These costs include legal, accounting, and certain administrative fees.

(j)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(3)	Transactions With Parties-In-Interest

At December 29, 2012 and 2011, the Plan held investments in trust funds and money market accounts sponsored by the Trustee, asset custodian, or affiliated entities with current values of $80,693 and $6,234,731, respectively. The Plan also held shares of Covenant Transportation Group, Inc. common stock with current values of $2,168,870 and $1,225,598 at December 29, 2012 and 2011, respectively.  The Plan also held receivables in the participants’ loans with interest rates between 4.25% and 6.00% with a current value of $908,052 and $1,194,952 as of December 29, 2012 and 2011, respectively.  All administrative fees of the Plan were paid to parties-in-interest.

(4)	Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data.  The three levels of the fair value hierarchy are described below:

Level 1	–	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	–	Inputs to the valuation methodology include:

	–	Quoted prices for similar assets or liabilities in active markets;

	–	Quoted prices for identical or similar assets or liabilities in inactive markets;

	–	Inputs other than quoted prices that is observable for the asset or liability;

	–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

	–	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	–	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for asset measurement measured at fair value:

(i)
Unitized stock fund:  The Unitized CVTI Fund is comprised of Covenant Transportation Group, Inc. common stock and cash.  The common stock is carried at fair value based on the closing price as reported on the active market. Investments in the fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the fund were $2.99 and $1.67 on December 29, 2012 and 2011, respectively.

(ii)	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on closing price reported on the active market on which the individual securities are traded.

(iii)
Common collective trust:  The value of the Plan's interest in the common collective trust is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.  The common collective trust provided for daily redemptions by the Plan at reported net asset values per unit with no advance notice requirements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2012:

	Fair Value Measurements as of December 29, 2012 Using the Following Inputs

	Total	Level 1	Level 2	Level 3

Mutual funds:

Stock funds	$9,166,269	$9,166,269	$-	$-

Bond funds	4,640,882	4,640,882	-	-

Multi-asset funds	204,870	204,870	-	-

Unitized CVTI fund	2,224,944	-	2,224,944	-

Total	$16,236,965	$14,012,021	$2,224,944	$-

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2011:

	Fair Value Measurements as of December 29, 2011 Using the Following Inputs

	Total	Level 1	Level 2	Level 3

Mutual funds:

Stock funds	$4,775,175	$4,775,175	$-	$-

Bond funds	1,509,919	1,509,919	-	-

Multi-asset funds	3,626,234	3,626,234	-	-

Unitized CVTI fund	1,270,080	-	1,270,080	-

Common collective funds	3,734,354	-	3,734,354	-

Total	$14,915,762	$9,911,328	$5,004,434	$-

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(5)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 29, 2012 and 2011:

	2012	2011

Unitized CVTI Fund	2,224,944	1,270,080
Diversified Stable Pooled Fund	**	3,734,354
Eaton Vance Large Cap Value A	**	999,507
Transamerica Partners Core Bond	**	1,431,521
T. Rowe Price Retirement 2025 R	**	900,954
Mainstay Large Cap Growth R3	**	1,066,433
Columbia Mid Cap Index Z	1,197,484	**
T. Rowe Price Growth Stock	1,148,540	**
Templeton Global Bond A	867,800	**
Franklin High Income Adv	1,382,309	**
Vanguard Equity Income Adm	1,549,280	**
Vanguard Small Cap Index Signal	1,306,182	**
Matthews Pacific Tiger Investor	948,207	**

** Investment does not represent 5% or more of the Plan’s net assets for the respective year.

(6)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the IRC, and under which the Plan would be subject to tax under present income tax law.  Subsequent to the issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 29, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

COVENANT TRANSPORT, INC. 401(k) & PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ending:  12/29/2012

	(b)	(c)	(e)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	CURRENT VALUE
*	Diversified Retirement Corporation	Cash Reserve Account	24,619

	PIMCO	PIMCO Total Return A	684,887
	American Funds	American Funds EuroPacific Growth R5	7,371
	Dodge & Cox	Dodge & Cox International	659,950
	Janus	Janus Overseas T	88,934
	American Beacon	American Beacon Small Cap Value Instl	376,244
	Columbia	Columbia Mid Cap Index Z	1,197,484
	American Funds	American Funds Fundamental Investor R5	89,437
	American Funds	American Funds Capital World Growth & Income R5	74,600
	T. Rowe Price	T. Rowe Price Growth Stock	1,148,540
	Franklin Templeton	Templeton Global Bond A	867,800
	Franklin Templeton	Franklin High Income Adv	1,382,309
	Janus	Janus Balanced T	115,433
	Prudential	Prudential Jennison Mid Cap Growth Z	838,718
	Vanguard	Vanguard Selected Value	290,242
	Vanguard	Vanguard Short Term Bond Index Signal	846,556
	Vanguard	Vanguard Equity Income Adm	1,549,280
	Vanguard	Vanguard Small Cap Growth Index Inv	680,517
	Vanguard	Vanguard Prime Money Market Inv	347,497
	Vanguard	Vanguard Small Cap Index Signal	1,306,182
	American Century	American Century Diversified Bond Inv	511,833
	Matthews	Matthews Pacific Tiger Investor	948,207
		Mutual Funds Total	14,012,021

*	Covenant Transportation Group, Inc.	Covenant Transportation Group, Inc. Class A Common Stock 404,640 shares	2,168,870
*	State Street Bank & Trust Co.	State Street Institutional Reserves	56,074
		Unitized CVTI Fund	2,224,944
*	Participants	Notes Receivable with interest rates of 4.25% to 6.00%	908,052

		TOTAL PLAN ASSETS	17,169,636

* Indicates Party-In-Interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

Dated: June 26, 2013	By:	/s/ R.H. Lovin, Jr.
R.H. Lovin, Jr., Administrator

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm